ANNUAL REPORT



Alkane Truck Company
1053 London Street
Myrtle Beach, South Carolina 29577
(843) 839-0109

In this report, the term "we," "us," "our" or "the Company" refers to Alkane Truck Company. The Company, having offered and sold shares of its Class B Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933 (the "Shares"), is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2016. A copy of this report may be found on the Company's website at www. http://alkanetruckcompany.com/investor/.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements set forth in this annual report constitute "Forward Looking Statements." Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words "estimate," "project," "intend," "forecast," "anticipate," "plan," "planning," "expect," "believe," "will likely," "should," "could," "would," "may" or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks described herein. Therefore, prospective Investors are cautioned that there also can be no assurance that the forward-looking statements included in this annual report will prove to be accurate. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by the Company or any other person that the objectives and plans of the Company will be achieved in any specified time frame, if at all.

The Company's forward-looking statements are based on management's current expectations and assumptions regarding the Company's business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. The Company's actual results may vary materially from those expressed or implied in its forward-looking statements.

Important factors that may cause the actual results to differ from those expressed within may include, but are not limited to:

The success or failure of the Company's efforts to successfully market its products and services as scheduled;

- The Company's ability to attract, build, and maintain a customer base;

- The Company's ability to attract and retain quality employees;
- The effects of changing economic conditions; and
- The ability of the Company to obtain adequate debt or other financing if only a fraction of shares in its current offering is sold;

These along with other risks, which are described under the "Risk Factors" section may be described in future communications to stockholders. Except to the extent required by applicable laws or rules, the Company makes no representation and undertakes no obligation to update the forward looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

THE COMPANY AND ITS BUSINESS

Company Background and General Overview

Alkane Truck Company, formerly known as Noble Automotive Group, Inc., is a corporation formed under the laws of Georgia on June 24, 2011. On December 30, 2015, Alkane Truck Company, which was a wholly owned subsidiary of Noble Automotive Group, Inc. ("Noble") merged with and into Noble, with Noble surviving and changing its name to Alkane Truck Company. Prior to the name change and consolidation, Noble Automotive Group, Inc. (a Georgia corporation) owned three wholly owned subsidiaries: Vision Motor Company (a Delaware corporation), Valor Motor Company (a Delaware corporation), and Alkane Truck Company (a Georgia corporation).

Effective as of December 30, 2015, Valor Motor Company and Alkane Truck Company merged into the parent company under the new name, Alkane Truck Company. Since December 30, 2015, the Company operates as Alkane Truck Company and has one wholly owned subsidiary, Vision Motor Company (a Delaware corporation), which does not currently have any operations. All operations are in the Company.

The Company has been preparing, through rigorous testing, research and development, a new line of trucks that will fill much-needed market voids in North America. Alkane's heavy-duty vehicles will be offered with four different fuel types: powered by CNG; LPG; gasoline; or for international markets, diesel. These trucks will include a class 7 cab-over delivery truck, a class 8 cab-over, 18-wheel heavy hauler, and the Humvee-style, Alkane Dominator™.

The Company is an 'assembler' of vehicles as opposed to a manufacturer of vehicles. This distinction is an important one. The role of 'assembler' eliminates the debt burden of purchasing hundreds of millions of dollars in stamping and other high-priced production equipment required to manufacture vehicles from the ground up.

Instead, our formula is very simple: seek out the industry's best components at the best prices available worldwide and contract with those manufacturers already equipped to produce the vehicle parts. Having bypassed investment in a cumbersome manufacturing infrastructure, Alkane is positioned to move straight to assembling vehicles and, for a company interested in serving a niche market rather than mass production. Technology changes quickly; in addition to the obvious front-end cost savings, Alkane is free to assimilate new innovation without being hampered by equipment outdated before it can even be fully depreciated. This smart model will keep Company a contemporary enterprise from the beginning.

Alkane purchases engines, transmissions, fuel systems, axles, rims, tires, seats, seat belts, brake systems - 66% of all components - from the finest manufacturers in the USA. In addition to keeping Americans employed, this important benchmark qualifies Alkane to sell our specialty vehicles to the US government. We are able to purchase gliders (vehicle body without drive train) from Foton-Daimler and Agrale at very competitive prices and integrate U.S. drive trains and fuel system components from contracted suppliers at equally favorable prices. This allows us to sell our natural gas fueled trucks at prices comparable to diesel or gasoline trucks of the same size and weight class.

We contract for the highest quality parts and components already in production by experienced manufacturers. To purchase and outfit such facilities could cost upwards of $500,000,000; we avoid that expense and focus our attention, instead, on securing only the best engineers, designers and suppliers. In addition, contracting with select third-party quality producers allows us access to name brand components without the fear of competition with larger manufacturers. For example, we purchase our 8.8 liter PSI block engines from a third party source in business to sell name brand engines powered by natural gas.

We currently contract with some of the most respected companies in the industry. Alkane is the Agent of Service for the North American market for Foton, from whom we purchase cabs and frames for our Class 7 delivery trucks; Foton manufactures and sells 600,000 trucks annually worldwide.

For the Class 7 truck, Alkane has completed the required DOT, EPA and CARB certifications. This time-consuming and expensive process is required in order to sell vehicles in the North American market.

Production of the Class 7 in the US is underway now and we are currently projecting producing approximately 1,200 trucks in 2017.

Agrale of Brazil manufactures the body of our on-road/off-road, heavy-duty vehicle, the rugged Alkane Dominator, recently showcased as part of the LINE-X exhibition at the prestigious SEMA Show in Las Vegas, Nevada. Agrale manufactures all vehicles for the Brazilian military - vehicles designed to negotiate some of the most challenging terrain in the world. Alkane Truck Company is the Agent of Service for Agrale for the North American market, the first time they have offered this exclusive role to anyone outside of Brazil.

Due to the changes to in the specification due to engineering requirements, production of the Dominator is set to begin in February 2018.

The Company's vehicles are designed to operate on abundant, US-produced, clean-burning fuels such as LPG or CNG. But, as mentioned previously, we are free to accommodate market demands to provide the same vehicles powered by either gasoline or diesel fuels. In 2020, we anticipate producing our vehicles to operate as extended range electric vehicles as well.

We are in the process of setting up an internal call center charged with contacting an extensive dealership network in the USA, Canada and Mexico (approximately 84,000) for the purpose of selecting only 600 or so of the most trusted over the next two years to represent Alkane's line of vehicles. Because we are determined to maintain the highest level of customer satisfaction, Alkane will train these select dealerships to service our vehicles at no cost to them and with no dealership fee of any kind. Rather than direct sales, then, these carefully chosen dealerships will be best equipped and trained to sell and service vehicles for our end users close to home.

The Company's website is http://www.alkanetruckcompany.com/.

The Market

In response to the uncertainty of oil prices and the need for a cleaner, less expensive domestic fuel source, the past decade has seen a boom in the use of alternative fuel vehicles in North America. Increasing numbers of fleet owners have become convinced that natural gas and propane fuel are cost-saving options for their fleets. Even with the lower gasoline and diesel prices available today, propane and CNG prices are approximately half the cost, say nothing of the savings in maintenance and longevity of their vehicles. Alkane's mission is to utilize abundant, domestic fuel sources, promote cleaner air by providing less polluting vehicles and create American jobs.

The class 7 truck is a 26,000 gross vehicle weight ("GVW") to 33,000 GVW and the 18-wheeler is 80,000 GVW. Alkane Truck Company's Dominator™, an on-road/off-road, all-terrain vehicle which has a GVW of 12,800 lbs., is designed to fill the void left by the popular Hummer H1 and H2.

While natural gas provides an end-user fuel savings of between 50% and 70% (depending on LPG or CNG fuel type) as well as extended engine life, we will also offer gasoline and diesel versions to keep Alkane positioned to compete in all changing market trends. Our business is based on a small percentage of the overall market for class 7 and class 8 trucks. In 2015, the combined total sales of class 7 and class 8 amounted to over 700,000 trucks. Of this total, our goal is to sell 3,000 trucks a year through our dealership network of

103 locations in North America. Over a period of three years, we project a total of 345 domestic and international dealership locations selling and servicing our trucks. Our smart, simple business model streamlines manufacturing and distribution.

Growth and Sales Plan

Alkane Truck Company is an American assembler of trucks and off-road vehicles powered by LPG and CNG. We are currently taking orders for our class 7 (26,000 GVW to 33,000 GVW) cab-over truck. In 2017, we will have concluded Department of Transportation ("DOT") testing on the Alkane Dominator™. In 2018, our class 8 tractor is scheduled to complete DOT testing and Alkane will begin fulfilling advance dealer orders. All of these vehicles will run on clean-burning, domestically-produced liquid propane. We expect that Alkane vehicles will be assembled in our 125,000 square foot facility in Beckley, West Virginia.

Our engineers are also developing bullet-resistant armoring for police and military applications. Each Alkane truck represents a "one-of-a kind" vehicle; since each vehicle represents a new category, there is no direct comparison to market categories of existing vehicles.

The Company has developed a marketing outreach to established dealers, partnering with over 80 dealership locations throughout the United States and Canada. Established dealership locations must have proven service capability to sell and oversee the care of Alkane vehicles and owners throughout the lifetime of each vehicle. The Company will have three vehicle types available to the market over the next three years:

- Alkane Truck Company's liquid propane autogas-powered class 7 is the first in its class to be designed from the ground up, front-to-back, to run on LPG. Available in 26,000 and 33,000 GVW classes, this cab over is the perfect inner-city solution. The cab-over design improves visibility while negotiating in tight areas and the hi-torque engine runs extremely quietly without any black smoke.

- The Alkane class 8 features world standard fuel economy powered by LPG or CNG. This truck is scheduled for DOT compliance testing in 2018, after which Alkane will begin fulfilling advance dealer orders.

- The Dominator™ is a rugged 4WD workhorse. Built with military DNA, this humvee-type vehicle can be fitted for specialty applications such as fire and rescue, police, forestry and any other governmental or industrial need. With 345 horsepower at 5,400 rpm and torque to spare, the 4WD Alkane Dominator™ can handle any road conditions. Snow, mud, standing water or rugged off-road terrain is no match for this 6L V8 power house. Paired with the choice of a 6-speed automatic or manual transmission, an added feature is low-cost liquid propane as an alternative fuel. Power Solutions International, known for its engineering excellence, has designed this big block to offer the same torque curve as gasoline with diesel-like performance. Offered standard on the Dominator™, Line-X body coating prevents rust, scratches and abrasions on all painted surfaces.

The Company targets a new market niche by offering vehicles with specific qualities not represented and, therefore, not comparable to anything else on the market. Targeting less than 1% of the total market share of medium- and heavy-duty truck sales, Alkane can retain its specialized niche and become a profitable industry leader.

South Carolina Project

The Company is currently engaged with the State of South Carolina on "Project Dominator", which is the Company's project to locate its truck manufacturing facility in Marion County, South Carolina. The State of South Carolina has outlined a number of incentives for which Project Dominator may be eligible, which would be materially beneficial to the Company, and would improve the Company's prospects.

In connection with the Company's assembly operation, the Company currently plans to invest approximately $9,115,000 in the project, of which $5,615,000 will be in real property (land and building) and $3,500,000 will be in tangible personal property (machinery and equipment). The Company currently expects to create more than 300 new jobs over 5 years.

In order to encourage the Company to pursue the Company's assembly operation, the State of South Carolina is offering the following incentives, among others:

- A 15 year moratorium on corporate income tax;

- $14,985,000 in Job Tax Credits and $52,500 in Investment Tax Credits;

- A job development credit of $5,615,000 over 10 years; and

- A 5 year abatement on property taxes.

The Company's receipt of these incentives is conditioned on the Company's assembly operation moving forward as currently contemplated, and on complying with South Carolina's requirements for the project if it does proceed, and there is no guaranty that these incentives will ultimately be received, or that the Company's assembly operation will be completed. However, in the event that the project does move forward, the Company currently expects that these incentives would be materially beneficial to the Company and, thus, to its shareholders.

Employees

The Alkane management team consists of Robert Smith III, Founder, Chief Executive Officer ("CEO"), Chief Financial Officer and Secretary and Miguel Pena, Operations Manager. As sales accelerate, additional personnel will be hired as needed to allow Mr. Smith time to focus his efforts on meeting Alkane's business objectives.

The Company has 3 other employees at this time.

Legal Proceedings

There are no legal proceedings material to our business of financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company owns the trademark on the "Alkane Dominator™" product and has a trademark o the stylized Alkane logo.

Indebtedness

Since 2012, Mr. Smith advanced funds to the Company, which are repayable by the Company with 6.25% annual interest, but for which no promissory note or other agreement was signed at the time.

Prior to January 1, 2014, the Company received funding from Mr. Smith of $820,460 and repaid principal of $163,043, resulting in a loan balance of $657,417 as of December 31, 2013.

During 2014, Mr. Smith advanced the Company an additional $747,939, and Mr. Smith repaid principal of $125,346 on behalf of the Company, resulting in a loan balance of $1,280,010 as of December 31, 2014.

During 2015, Mr. Smith advanced the Company an additional $748,012, and Mr. Smith repaid principal of $104,349 on behalf of the Company, resulting in a loan balance of $1,923,673 as of December 31, 2015.

On November 10, 2016, the Company entered into a promissory note with Mr. Smith to evidence the remaining outstanding amount due and payable to Mr. Smith for these funds that were advanced, together with interest thereon, which totaled $2,013,845. The promissory note carries interest at 6.25% and all amounts due thereunder are due and payable on November 10, 2020.

Interest expense related to these amounts advanced by Mr. Smith totaled $194,801 and $102,087 for the years ended December 31, 2016 and 2015, respectively, all of which was paid-in-full during the years incurred. As of December 31, 2016 and 2015, there was no outstanding interest due on these loans.

Current Offerings

The Company in the process of making a Regulation CF Offering at https://www.startengine.com/startup/alkane.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

As of December 31, 2016, the Company has only recently commenced planned principal operations. The Company is dependent upon additional capital resources for expansion to its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

Our independent registered public accounting firm has raised substantial doubt regarding our ability to continue as a going concern. As noted in our financial statements, we reported recurring losses and we have not generated positive cash flows from operations. See "Risk Factors -- Our independent registered public accounting firm has raised substantial doubt regarding our ability to continue as a going concern."

Results of Operations – Years Ended 12/31/2016 and 12/31/2015

For the fiscal year ended December 31, 2016, the Company had revenues of $251,995, cost of goods sold of $175,007, and a gross profit of $76,988. For the fiscal year ended December 31, 2015, the Company had revenues of $221,160, cost of goods sold of $269,414 and a net loss of $48,254. The Company attributes the change from a net less to gross profits due to its decrease in cost of goods. The higher costs of goods in 2015 was due to the costs associated with manufacturing a show vehicle.

For the fiscal year ended December 31, 2016, the Company had total operating costs of $772,332 and during the same period in 2015, the Company had total operating costs of $1,003,786. The Company's operating costs were comprised of the following:

	Fiscal year ended December 31, 2016	Fiscal year ended December 31, 2015
Research and development	$42,273	$359,545
General and administrative	$192,122	$256,401
Compensation and benefits	$198,217	$211,878
Professional services	$115,169	$160,171
Sales and marketing	$215,748	$12,114
Depreciation and amortization	$8,803	$3,677

The increase in operating costs was due to advanced engineering costs.

As a result of the foregoing, total loss from operations was $695,344 and $1,052,040 for the fiscal years ended December 31, 2016 and December 31, 2015, respectively.

Liquidity and Capital Resources

As of December 31, 2016, the Company had $63,970 of cash and cash equivalents, $415,166 of accounts receivable and $886,182 of inventory, for total current assets of $1,365,318. As of December 31, 2015, the Company had $29,833 of cash and cash equivalents, $91,010 of accounts receivable and $833,004 of inventory, for total current assets of $953,847. The Company attributes this increase in total current assets to its increase in accounts receivable.

As of December 31, 2016, the Company had accounts payable of $213,2016, $3,462,138 due to related parties, and $11,800 of deferred revenue, for total current liabilities of $3,687,144. As of December 31, 2015,the Company had accounts payable of $213,206, $2,492,454 due to related parties, and $11,800 of deferred revenue, for total current liabilities of $2,717,460. The Company attributes this increase in total current liabilities due to amounts to due to related parties.

The CEO of the Company regularly issues advances, makes purchases on behalf of the Company, and repays loans and related interest on behalf of the Company to fund operations. During the year ended December 31, 2016 and 2015, the CEO paid total loan principal and interest of $364,234 and $206,436 on behalf of the Company, respectively.

As of December 31, 2016 and 2015, the Company owed the CEO $3,690,121 and $2,698,974, respectively. The CEO owns another company, to which Alkane Truck Company advances funds and makes payments on behalf of. Amounts receivable from this company totaled $227,983 and $206,520 as of December 31, 2016 and 2015, respectively. Since these receivables and payables are with the same party, they have been netted to due to related parties on the balance sheet.

As of May, 1, 2017, the Company had closed on the sale of 11,127 shares at $4.26 a share in its Regulation CF Offering. These proceeds are be used to purchase inventory. The Company currently has a Regulation CF Offering open on StartEngine Capital LLC, ("StartEngine"); should the Company raise additional funds the Company intends to use those funds for the production of vehicles, working capital, salaries and general administrative expenses, marketing, intellectual property and professional fees.

DIRECTORS OF THE COMPANY

The following is information about the Company's director and any persons occupying a similar status or performing a similar function. The address for the Company's Director is c/o Alkane Truck Company, 1053 London Street, Myrtle Beach, South Carolina 29577.

Robert Smith III has served a Director of the Company since June 4, 2011. Mr. Smith is the Company's sole Director. Mr. Smith is not employed by any other employer.

OFFICERS OF THE COMPANY

The following is information about the Company's officers:

Robert Smith III – Chief Executive Officer, Chief Financial Officer and Secretary

Mr. Smith is the Company's Chief Executive Officer, a position he has held since June 4, 2011. As our CEO, Mr. Smith has overall responsibility for all of the operations of the Company. Since June 4, 2011,

Mr. Smith has also served as the Company's Chief Financial Officer and Secretary. Mr. Smith has not held any other officer positions with the Company.

Mr. Smith has a degree in Computer Science from Columbia Commercial College and has served as President of three successful companies: banking software development and implementation, factory building micro computers and software development for the first pre-paid cellular telephone platform.

Mr. Smith has over 30 years' experience in the import/export industry and has traveled worldwide most of his life throughout China, Russia, CIS, Central America, Mexico and South America. He has the necessary business skills to direct the operations of the Company with primary emphasis on streamlining operations, continued development of the latest technologies and implementation of those technologies in a time-efficient manner.

Miguel Pena - Operations Manager

Mr. Pena is the Company's Operations Manager, a position he has held since September 2016. In this position, Mr. Pena has responsibility for overseeing the assembly operations for all the vehicles the Company plans to assemble. From September 2014 to September 2016, Mr. Pena was General Manager of Alkane Motors Dominicana, an authorized dealer of Alkane Truck Company in the Dominican Republic, in which position Mr. Pena was responsible for all operations of the Company in the Dominican Republic, including creating the distribution network for the Company's vehicles, positioning the brand, establishing 3 dealer locations as well as introducing the Class 7 diesel version, 4x4 Mako Pickup and the16 Passenger Maxi-van into the Dominican market.

From November 2010 to September 2014, Mr. Pena was the Plant Manager for Prestige Structural Aggregates in the Dominican Republic, in which position Mr. Pena was responsible for the operations of an aggregate mine. From June 2004 to September 2015, Mr. Pena was the Sales Manager for Dominican Coralstone, S.A., in the Dominican Republic, in which position Mr. Pena was responsible for all sales for a marble tile plant.

Mr. Pena has over 10 years of experience as plant manager for several industries that required industrial procedures, assembling products from raw materials to finished goods.

Mr. Pena is a graduate from Universidad de Belgrano, Argentina, with a degree in international business. Being fluent in Spanish, Mr. Pena is a great asset for Alkane Truck Company's international market sales, Mr. Pena owns an international dealership in the Dominican Republic called Alkane Motors Dominicana which sales and distributes all Alkane products.

As of September 9, 2016, Mr. Pena is not employed by any other employer.

In October 2016, Mr. Bob Denton, the Company's prior Chief Financial Officer from 2014 to 2016, and Stephen Rayborn, the Company's prior Vice President of Global Sales, left the Company. Mr. Rayborn and Mr. Denton were in the real estate business before working for Alkane Truck Company, and were recently offered an opportunity from a real estate developer to manage and sale a real estate development project, and both left the Company to pursue that opportunity.. Their departure was amicable and not the result of any disagreement between them and the Company.

During the past five years, none of the persons identified above has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses.

No Disqualification

Neither the Company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

Ongoing Reporting Compliance

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

The Company's CEO, CFO and Secretary, Mr. Smith, does not receive a salary. Mr. Pena, the Company's Operations Manager, receives a salary of $1,150 per week.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the name and ownership level of each person, as of May 1, 2017, who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. We have based our calculation of the percentages of voting power on 1,785,000 shares of the Company's Common Stock outstanding on December 31, 2016 (1,600,000 shares of Class A Common Stock and 452,500 shares of Class B Common Stock), which collectively have a total of 16,452,000 votes.

Name of Holder	Title	Number & Class of Securities	% of Voting Power
Robert Smith III	Chief Executive Officer, Chief Financial Officer and Secretary	1,600,000 shares of Class A Common Stock	97.25%

As a result of his ownership of the Class A Common Stock, which has 10 votes per share, Mr. Smith has the power to control the vote of shareholders of the Company, and therefore the other shareholders of the Company you will have no effective right to control the operations or actions of the Company.

Neither Mr. Pena hold any securities of the Company or any rights to acquire such securities.

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions, other than the employment of Mr. Pena as described above by a subsidiary of the Company and the loans from the CEO. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

The Company has authorized three classes of shares:

- Class A Common Stock, par value $0.001 per share, of which there are 5,000,000 shares authorized, with 1,600,000 shares issued and outstanding as of the date of this annual report.

- Class B Common Stock, par value $0.001 per share, of which there are 45,000,000 shares authorized, with 452,500 shares issued and outstanding as of the date of this annual report.

- Preferred Stock, par value $0.001 per share, of which there are 10,000,000 shares authorized, with no shares issued and outstanding as of the date of this annual report.

The Class A Common Stock carries superior voting privileges of 10:1 relative to Class B Common Stock. As of December 31, 2016, Mr. Smith held 1,600,000 shares of Class A Common Stock.

Class B Common Stock includes all rights and privileges of Class A Common Stock except for the superior voting rights held by Class A Common Stock.

The Class A Common Stock and the Class B Common Stock are referred to collectively herein as the "Common Stock."

Common Stock

Voting Rights. The holders of shares of Class A Common Stock are entitled to ten votes for each share held of record on all matters submitted to a vote of the stockholders, and the holders of shares of Class B Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding shares of Preferred Stock hereafter issued, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. The payment of dividends on the shares of Common Stock will be a business decision to be made by the Board from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on shares of Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Absence of Other Rights or Assessments. Holders of shares of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to shares of Common Stock. When issued in accordance with our Articles of Incorporation and the Georgia Business Corporation Code, shares of Common Stock will be fully paid and not liable to further calls or assessment by us.

Preferred Stock

Preferred shares carry no voting rights but have distribution preference in the event of liquidation.

The Board of Directors shall be authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any preferred stock so designated and issued may have priority over Common Stock with respect to voting, dividend or liquidation rights, as determined by the Board of Directors. Any future issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by holders of shares of preferred stock and may adversely affect the voting and other rights of the holders of shares of Common Stock. At present, we have no plans to issue any shares of Preferred Stock or to adopt any new series, preferences or other classification of Preferred Stock, but we may decide to do so in the future. The Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized shares, unless otherwise required by law. If and to the extent our Articles of Incorporation is amended or restated in the future, the Board's authority to issue such stock and establish additional classes or series of Preferred Stock without stockholder approval may be limited.

Bylaws

The Company has adopted customary Bylaws for a Georgia corporation.

The foregoing description of the Company's securities, as well as references to the terms and provisions of the Articles of Incorporation and the Company's Bylaws, should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which shall be furnished upon request.

Transfer Agent and Registrar

FundAmerica Stock Transfer Agent is the Company's transfer agent for our shares of Class B Common Stock.

What it means to be a minority holder?

Minority holders will have limited rights, if at all, in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

We have not undertaken any efforts to produce a valuation of the Company.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

RESTRICTIONS ON TRANSFER

The Shares may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the Company;

- to an accredited investor (as defined below in "Plan of Distribution");

- as part of an offering registered with the SEC; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

PRIOR OFFERINGS

In the three years prior to May 1, 2017, the Company has completed the following exempt offerings of its securities:

Date of Offering	Exemption Replied Upon	Securities Offered	Amount Sold	Use of Proceeds
January 2017 - Present	Section 4(a)(6) of the Securities Act of 1933	Class B Common Stock	$47,401*	To purchase inventory
November 10, 2016	Section 4(a)(2) of the Securities Act of 1933, as amended	Promissory Note**	$2,013,845	R&D Class 7 Trucks, DOT Compliance, Prototypes Development
June 8, 2016	Section 4(a)(2) of the Securities Act of 1933, as amended/Rule 506	94,000 shares of Class B Common Stock	$400,000	Purchase of: 12 Class 7 Gliders 3 Agrale Gliders 1 6.0 Engine PSI Triad Dominator

* The amount of securities sold does not reflect the 5% fee paid to StartEngine. The Company and the Investor, 2.5% each, or $0.1065 each per share of Class B Common Stock, will pay the StartEngine fee, and thus this surcharge of $0.1065 per share to be paid by the Investor will be added to the share price.

** This Promissory Note was entered into to evidence prior funds that had been loaned to the Company by Mr. Smith, the Company's Chief Executive Officer, in prior periods, but for which no promissory notes or other agreements had been executed.

Other than as set forth above and in "Related Party Transactions," there have been no transactions since the beginning of the Company's last fiscal year, and there are no currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act (during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the ongoing offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Company;

(2) Any person who is as of May 1, 2017, the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; or

(3) Any member of the family of any of the foregoing persons.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the principal risks that relate to the Company and its business:

Risks Relating to the Company

Early stage business.

While the Company was formed in 2011, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

Inadequacy of funds.

The Company currently has an offering ongoing under Regulation CF, and it will be dependent on those funds. If certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

We will be dependent on our management team for the growth and development of our Company.

We currently have 3 executives in place and expect it may be some time before a full management team is in place. The recruitment of key personnel will be critical to our success. Our CEO, EVPs, and other senior managers will play a primary role in creating and developing our current business model, and securing much of our material property rights and related assets, as well as the means to make and distribute our current products. We will be highly dependent on this team for the implementation of our business plan and the future development of our assets and our business, and the loss of any key member of the senior team's services to and leadership of our Company would likely materially adversely impact the Company. We presently do not expect to have key man insurance for our senior manager(s). For more information about the responsibilities "and individuals of the management team please see "Directors of the Company" and "Officers of the Company".

Customer base and market acceptance.

While the Company believes it can grow the existing customer base, and develop a new customer base through customer outreach, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its products offer advantages over those of competitive companies, no assurance can be given that our products will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

Unanticipated obstacles to execution of the business plan.

The Company's business plans may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Return of profits.

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. The Company's management will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

The financial success of the Company will be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that mainstream market acceptance and the targeted product line of the Company will help insulate the Company from possible reduced demand. Nevertheless, the Company has no control over these changes.

We may participate in strategic transactions that could impact our liquidity, increase our expenses and distract our management.

From time to time we may consider strategic transactions, such as acquisitions of companies, and asset purchases. Additional potential transactions we may consider include a variety of different business arrangements, including strategic partnerships, joint ventures, spin-offs, restructurings, divestitures, business combinations and investments. In addition, another entity may pursue us or certain of our assets or aspects of our operations as an acquisition target. Any such transactions may require us to incur charges specific to the transaction and not incident to our operations, may increase our near and long-term expenditures, may pose significant integration challenges, and may require us to hire or otherwise engage personnel with additional expertise, any of which could harm our operations and financial results. Such transactions may also entail numerous other operational and financial risks, including, among others, exposure to unknown liabilities, disruption of our business and diversion of our management's time and attention in order to develop acquired products, technologies or businesses.

As part of our efforts to complete any significant transaction, we would need to expend significant resources to conduct business, legal and financial due diligence, with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks and, as a result, we may not realize the expected benefits of any such transaction, whether due to unidentified risks, integration difficulties, regulatory setbacks or other events, and we may incur material liabilities for the past activities of acquired businesses. If any of these events were to occur, we could be subject to significant costs and damage to our reputation and our business, results of operations and financial condition could be adversely affected.

Auditor's opinion expresses doubt about the Company's ability to continue as a "going concern".

The independent auditor's report on our December 31, 2015 consolidated financial statements states that the Company's historical losses and accumulated deficiency raise substantial doubts about the Company's ability to continue as a going concern, due to the losses incurred and deficiency. If we are unable to develop our business, we will have to reduce, discontinue operations or cease to exist, which would be detrimental to the value of the Company's Common Stock. We can make no assurances that our business operations will develop and provide us with significant cash to continue operations.

In order to continue as a going concern, we will need, among other things, additional capital resources. Management's plan is to obtain such resources for our capital needs by obtaining capital from management and significant shareholders sufficient to meet its operating expenses and planned expansion and seeking equity and/or debt financing. However, management cannot provide any assurances that we will be successful in accomplishing any of our plans.

Our ability to continue as a going concern is dependent upon our ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if we were unable to continue as a going concern.

We will need additional capital in order to continue operating our business, and such additional funds may not be available when needed, on acceptable terms, or at all.

We will need significant additional capital to execute our business plan and fund our proposed business operations. Additionally, our plans for this period may change, our estimates of our operating expenses and working capital requirements could be inaccurate, we may pursue strategic transactions that involve one-time expenditures or we may experience growth more quickly or on a larger scale than we expect, any of which may result in the depletion of capital resources more rapidly than anticipated and could require us to seek additional financing earlier than we expect to support our operations.

We may seek to obtain additional capital through additional equity or debt financings, funding from corporate partnerships or licensing arrangements, sales or assets or other financing transactions. If additional capital is not available when necessary and on acceptable terms, we may need to forego pursuit of potentially valuable development or acquisition opportunities, we may not be able to continue to operate our business pursuant to our business plan or we may be forced to discontinue our operations entirely. If we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience substantial dilution, and the newly issued equity or debt securities may have more favorable terms or rights, preferences and privileges senior to those of our existing stockholders. If we raise additional funds through collaboration and licensing arrangements or sales of assets, we may be required to relinquish potentially valuable rights to our product candidates or technologies, or grant licenses on terms that are not favorable to us. If we raise funds by incurring debt, we may be required to pay significant interest expenses and our leverage relative to our earnings or to our equity capitalization may increase. Obtaining commercial loans, assuming those loans would be available, would increase our liabilities and future cash commitments and may impose restrictions on our activities, such as financial or operational covenants with which we must comply. Further, we may incur substantial costs in pursuing future capital or financing transactions, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as options, convertible notes and warrants, which would adversely impact our financial results.

If we are unable to establish, train and maintain an effective sales and marketing infrastructure, we will not be able to commercialize our product candidates successfully.

We expect to build an internal sales and marketing infrastructure to implement our business plan. We will need to expend significant resources to further establish and grow this internal infrastructure and properly train sales personnel with respect to legal compliance matters. We may also choose to engage third parties to provide sales and marketing services for us, either in place of or to supplement our internal commercialization infrastructure. We may not be able to secure sales personnel or relationships with third-party sales organizations that are adequate in number or expertise to successfully market and sell our products and services. Further, any third-party organizations we may seek to engage may not be able to provide sales and marketing services in accordance with our expectations and standards, may be more expensive than we can afford or may not be available on otherwise acceptable terms or at all. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, through our own internal infrastructure or third-party services, we may be unable to sell our products or services or generate revenue.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be misstated, our reputation may be harmed and the trading price of our stock could decline. Our controls over financial processes and reporting may not continue to be effective, or we may identify material weaknesses or significant deficiencies in our internal controls in the future. Any failure to remediate any future material weaknesses or implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements or other public disclosures. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Risks Relating to the Shares

Offering price.

The price that you paid for the Shares offered was arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price you paid may bear little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Dilution.

Additional shares issued by the Company in the future will dilute your investment in the Shares.

Limited transferability and liquidity.

The Shares have not been registered under the Securities Act or the securities laws of any state in reliance on exemptions from registration which are provided in such laws. There is no assurance that we or the Shares presently qualify or will continue to qualify under such exemptions because of, among other things, failure to satisfy all conditions to the availability of such exemptions, the adequacy of disclosure, the manner in which the Shares are offered or sold or the retroactive change or interpretation of any securities laws. If and to the extent lawsuits for rescission were brought against us and successfully concluded for failure to register this offering or for acts or omission constituting certain prohibited practices under the Exchange Act, our capital and assets could be adversely affected, thus jeopardizing our ability to operate successfully.

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his or her Shares for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Shares. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Shares sold and the manner in which they are sold. The Company can prohibit any sale, transfer or disposition of the Shares unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. Owners of the Shares may have to hold their investment until the Shares are registered by the Company, or until the holder qualified to have the restrictions removed. As a result of the limited market, and the restrictions the holders may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

Compliance with securities laws.

The Shares were offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and other applicable state securities laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Long-term nature of investment.

An investment in the Shares may be long term and illiquid. As discussed above, the offer and sale of the Shares, including the Shares, may not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. You represented in writing that you purchased the Shares and the Shares for your own account for long-term investment and not with a view towards resale or distribution. Accordingly, you were willing and able to bear the economic risk of your investment for an indefinite period of time. It is likely that you will not be able to liquidate your investment in the event of an emergency.

Very limited market for our Class B Common Stock.

There is a very limited market for our Class B Common Stock, and the Company's stock has experienced only limited liquidity in the open markets. Trading in our Class B Common Stock may be sporadic and volatile, and our Class B Common Stock may become "thinly-traded." There may in the future continue to be, extended periods when trading activity in our shares is minimal, as compared to a seasoned issuer with a large and steady volume of trading activity. The market for our Class B Common Stock may be characterized by significant price volatility compared to seasoned issuers, and we expect that such volatility will continue. As a result, the trading of relatively small quantities of shares may disproportionately influence the market price of our Class B Common Stock. It is possible that a consistently active and liquid trading market in our securities may never develop or be sustained.

We may use the proceeds from our Regulation CF offering of Class B Common Stock to pay for our expenses even if our operations are terminated and this means you may lose your entire investment.

Any funds raised the we have raised in our Regulation CF offering may be used immediately for our incurred expenses, even if we are later unable to complete our business plan. If this occurs, you may not receive your entire investment back because either we have used it to pay for offering costs or we have decided to liquidate and, under applicable law, we are required to pay for other debts and liabilities of the Company. You may lose your entire investment.

Industry-Related Risk Factors

Competition.

The Company faces competition from many other companies, many of whom are better capitalized than the Company, and whose management has more experience than the management of the Company. The competitors include Ford, Chevrolet, Dodge, GMC, Toyota, Nissan, Honda, Freightliner, Hino, Kenworth, Volvo, Mack, Western Star, International and Peterbuilt.

These competitors and their actions may limit the Company's ability to attract new customers or keep current customers, may limit the possible expansion of the Company's operations and product offerings, and may cause the Company to have to sell our products and services for less than we would otherwise be able to, any of which effects may adversely affect our results of operations.

Trends in customer preferences and spending.

Alkane Truck Company has developed a marketing outreach to established dealers, partnering with over 103 dealership locations throughout the United States and Canada. Established dealership locations must have proven service capability to sell and oversee the care of Alkane vehicles and owners throughout the lifetime of each vehicle. Alkane Truck Company will have three vehicle types available to the market over the next three years. Alkane Truck Company's liquid propane autogas-powered class 7 is the first in its class to be designed from the ground up, front-to-back, to run on LPG. Available in 26,000 and 33,000 GVW classes, this cab over is the perfect inner-city solution.

The cab-over design improves visibility while negotiating in tight areas and the hi-torque engine runs extremely quiet without any black smoke. The Alkane class 8 features world standard fuel economy powered by LPG or CNG. This truck is scheduled for DOT compliance testing in 2018, after which Alkane will begin fulfilling advance dealer orders. The DominatorTM is a rugged 4WD workhorse, capable of hauling your car--with the garage still attached! Built with military DNA, this humvee-type vehicle can be fitted for specialty applications such as fire and rescue, police, forestry and any other governmental or industrial need. With 345 hp at 5400 rpm and torque to spare, the 4WD Alkane DominatorTM can handle any road conditions. Snow, mud, standing water or rugged off-road terrain is no match for this 6L V8 power house. Paired with the choice of a 6-speed automatic or manual transmission, an added feature is low-cost liquid propane as an alternative fuel. Power Solutions International, known for its engineering excellence, has designed this big block to offer the same torque curve as gasoline with diesel-like performance.

Our business is significantly impacted by state and federal rules and regulations.

Depending on where the customer is established they can apply for tax incentives as alternative fuel users.

If we become subject to product liability claims and our product liability insurance coverage is inadequate or inapplicable, we may be required to engage in costly litigation or pay significant damages and our business may be harmed.

Product users may sue us if any of the products that we sell are defective, fail to perform properly or injure the user. We have limited experience in the sale of products and the development of relationships with manufacturers or suppliers of such products. Although, when practical, agreements are expected to contain provisions intended to limit its exposure to liability claims, these limitations may not prevent all potential claims. We may be exposed to liability claims in connection with the products we provide. Liability claims could require us to spend significant time and money in litigation and to pay significant damages. As a result, these claims, whether or not successful, could seriously damage our reputation and business. We may not have sufficient coverage for liability claims.

Because of their significant ownership, some of our existing shareholders may be able to exert control over us and our significant corporate decisions.

This concentration of ownership may harm the market price of our Class B Common Stock by, among other things:

- Delaying, deferring, or preventing a change in control of our Company or changes to our Board of Directors;
- Impeding a merger, consolidation, takeover, or other business combination involving our Company;
- Causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or
- Discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

Information in this annual report regarding our operations and expansion reflects our current intent and is subject to change.

Investors should understand that our plans regarding our operations and expansion thereof are subject to change. We describe our current expansion plans in this annual report; whether we ultimately undertake our expansion plans will depend on the following factors, among others:

- The availability and cost of capital;
- Current and future prices for our products and services;
- The costs and availability of equipment, supplies and personnel necessary to conduct these operations;
- Changes in the estimates of the costs to expand; and,
- Decisions of operators and joint venture partners.

We will continue to gather data about our prospects and adjust our expectations accordingly.

OTHER INFORMATION

CrowdCheck, Inc. provided compliance support to the Company in preparing this report.



Alkane Truck Company and Subsidiaries

Consolidated Financial Statements and Independent Accountant's Review

Report December 31, 2016 and 2015

Alkane Truck Company and Subsidiaries

TABLE OF CONTENTS



To the Stockholders of Alkane Truck
Company

Myrtle Beach, South Carolina

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Alkane Truck Company (the "Company") and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Clear Accounting Solutions LLC

Jessica Walden

Clear Accounting Solutions LLC

April 27, 2017

Clear Accounting Solutions LLC
4612 Oleander Drive, Myrtle Beach, SC 29577
843-536-0343
info@clear-acct.com

Alkane Truck Company and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$63,970	$29,833
Accounts receivable	$415,166	$91,010
Inventory	$886,182	$833,004
Total Current Assets	$1,365,318	$953,847
Property and equipment, net	$11,515	$12,880
TOTAL ASSETS	$1,376,833	$966,727
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable	$213,206	$213,206
Due to related parties	$3,462,138	$2,492,454
Deferred revenue	$11,800	$11,800
Total Current Liabilities	$3,687,144	$2,717,460
Non-Current Liabilities:		
Notes payable	$1,754,240	$1,923,673
Total Non-Current Liabilities	$5,441,384	$4,641,133
Stockholders' Equity (Deficiency):		
Preferred stock, $0.001 par, 10,000,000 shares authorized, 0 shares issued and outstanding at each December 31, 2016 and 2015.		
Common stock, Class A, $0.001 par, 5,000,000 shares authorized, 1,600,000 shares issued and outstanding at each December 31, 2016 and 2015.	$1,600	$1,600
Common stock, Class B, $0.001 par, 45,000,000 shares authorized, 452,500 shares issued and outstanding at December 31, 2016 and 335,000 shares issued and outstanding at each December 31,2015.		
	$453	$335
Additional paid-in capital	$632,069	$132,187
Accumulated deficit	($4,698,673)	($3,808,528)
Total Stockholders' Equity (Deficiency)	($4,064,551)	($3,674,406)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,376,833	$966,727
(DEFICIENY)		

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues	251,995	221,160
Cost of Goods Sold	(175,007)	(269,414)
Gross Profit (Loss)	76,988	(48,254)
Operating Expenses:		
Research and development	42,273	359,545
General and administrative	192,122	256,401
Compensation and benefits	198,217	211,878
Professional services	115,169	160,171
Sales and marketing	215,748	12,114
Depreciation and amortization	8,803	3,677
Total Operating Expenses	772,332	1,003,786
Loss from operations	(695,344)	(1,052,040)
Other Expenses:		
Interest expense	(194,801)	(102,087)
Total Other Expenses	(194,801)	(102,087)
Net Loss	(890,145)	(1,154,127)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity (Deficiency)
For the years ended December 31, 2016 and 2015

	Preferred Stock		Common Stock - Class A	
	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2014			1,600,000	$1,600
Balance at December 31, 2015			1,600,000	$1,600
Balance at December 31, 2016			1,600,000	$1,600

	Common Stock - Class B	
	Number of Shares	Amount
Balance at December 31, 2014	335,000	$335
Balance at December 31, 2015	335,000	$335
Balance at December 31, 2016	452,500	$453

	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at December 31, 2014	$132,187	($2,654,401)	(2,520,279)
Net Loss		($1,154,127)	(1,154,127)
Balance at December 31, 2015	$132,187	($3,808,528)	(3,674,406)
Net Loss		($890,145)	(890,145)
Balance at December 31, 2016	$632,069	($4,698,673)	(4,064,551)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	($890,145)	($1,154,127)
Depreciation	$8,803	$3,677
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in receivables	($324,156)	($91,010)
Change in inventory	($53,178)	$170,531
Change in payables and accrued expenses	$0	$225,006
Net Cash Used In Operating Activities	($1,258,676)	($845,923)
Cash Flows From Investing Activities		
Purchases of property and equipment	($7,438)	($2,875)
Net Cash Used In Investing Activities	($7,438)	($2,875)
Cash Flows From Financing Activities		
Change in Shareholder Equity	$500,000	
Borrowings on notes payable, net of repayments	($169,433)	$643,663
Related party advances, net of repayments	$969,684	$231,788
Net Cash Provided By Financing Activities	$1,300,251	$875,451
Net Change In Cash	$34,137	$26,653
Cash at Beginning of Period	$29,833	$3,180
Cash at End of Period	$63,970	$29,833
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$194,801	$102,087

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

Note 1. Nature of Operations

Alkane Truck Company (the "Company"), formerly known as Noble Automotive Group, Inc., is a corporation formed under the laws of Georgia on June 24, 2011. Prior to the name change, Noble Automotive Group, Inc. (a Georgia corporation) owned three wholly-owned subsidiaries: Vision Motor Company (a Delaware corporation), Valor Motor Company (a Delaware corporation), and Alkane Truck Company (a Georgia Corporation).

Effective December 30, 2015, Valor Motor Company and Alkane Truck Company merged into Noble Automotive Group, Inc. On December 30, 2015, Noble Automotive Group, Inc. changed its name to Alkane Truck Company. Since December 30, 2015, the entity operates as Alkane Truck Company and has one wholly-owned subsidiary, Vision Motor Company (a Delaware corporation), which does not currently have operations.

The Company engages in the development of alternative fuel vehicle technologies and the sale of its vehicles.

As of December 31, 2015, the Company has only recently commenced planned principal operations. The Company is dependent upon additional capital resources for expansion to its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

As of December 31, 2016 the Company is dependent on securing additional sales to fund operations. The Company has secured 103 dealership locations with a minimum purchase requirement of two vehicles per month to retain the dealership territory.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Alkane Truck Company as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The consolidated financial statements are presented using the accrual basis of accounting and conform to the accounting principles generally accepted in the United States of America ("GAAP"). Therefore, revenues are recognized when earned and expenses are recognized when incurred.

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

The Company has elected to adopt early application of Accounting Standards Update ("ASU") No. 2014-10, *Development Stage Entities* ("Topic 915"): *Elimination of Certain Financial Reporting Requirements*. The Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company has adopted the calendar year-end for its fiscal year-end.

Management's Estimates

Preparing the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-Controlling Interests

In accordance with the guidance under Topic 810, *Noncontrolling Interests*, in consolidated financial statements, references to net income and stockholders' equity attributable to the Company do not include non-controlling interests, which are reported separately. As of December 31, 2016 and 2015, the Company's subsidiaries were wholly-owned and therefore were not subject to non-controlling interests.

Cash and Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no allowances for doubtful accounts established as of December 31, 2016 or 2015.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value (market) in accordance with Topic 330, *Inventory*. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

<u>Property and Equipment</u>

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements, defined as having a cost of $1,000 or greater, are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives (generally 3-7 years) of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

<u>Fair Value Measurements</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Revenue Recognition</u>

The Company recognizes revenue when the earnings process is complete. This generally occurs

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

when products are complete and shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectability is reasonably assured, and pricing is fixed or determinable. The Company's shipping terms are generally F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue.

Federal Income Taxes

Topic 740-10, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740-10 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended December 31, 2016 and 2015, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

The Company consolidates all wholly-owned subsidiaries into its annual tax return, resulting in no separate assets or liabilities for the subsidiaries.

Recent Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-11, *Simplifying the Measurement of Inventory*, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to the consolidated financial statements for the years ended December 31, 2016 and 2015.

In April 2016, the Financial Accounting Standards Board("FASB") issued a ASU 2016-10 Revenue from Contracts with Customers (Topic 606) Topic 606 includes implementation guidance on when to recognize revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property. This ASU is which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Currently now for annual period beginning after December 15, 2016. Management believes this topic is still in discussion and there may be an additional revision and therefore will wait until the effective date of Fiscal Year 2017.

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

In May 2016, the Financial Accounting Standards Board("FASB") issued a ASU 2016-12 Revenue from Contracts with Customers (Topic 606) Topic 606 includes implementation guidance on when to recognize revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property. This ASU is which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Currently now for annual period beginning after December 15, 2016.   Management believes this topic is still in discussion and there may be an additional revision and therefore will wait until the effective date of Fiscal Year 2017.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3. Related Parties

The CEO of the Company regularly issues advances, makes purchases on behalf of the Company, and repays loans and related interest on behalf of the Company to fund operations.

During the year ended December 31, 2016 and 2015, the CEO paid total loan principal and interest of $364,234 and $206,436 on behalf of the Company, respectively.

As of December 31, 2016 and 2015, the Company owed the CEO $3,690,121 and $2,698,974, respectively. The CEO owns another company, to which Alkane Truck Company advances funds and makes payments on behalf of. Amounts receivable from this company totaled $227,983 and $206,520 as of December 31, 2016 and 2015, respectively. Since these receivables and payables are with the same party, they have been netted to due to related parties on the balance sheet.

Note 4. Inventory

Inventory consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Raw materials	$104,937	$98,640
Work in progress	$46,611	
Finished goods	$734,634	$734,364
Total inventory	$886,182	$833,004

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

Note 5. Property and Equipment

Property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Furniture and fixtures	$14,567	$7,129
Computers and equipment	$13,775	$13,755
Automobiles	$3,000	$3,000
Property and equipment, at cost	$31,342	$23,904
Less: accumulated depreciation	($19,827)	($11,024)
Property and equipment, net	$11,515	$12,880

For the years ended December 31, 2016 and 2015, the Company recognized depreciation expense related to these costs of $8,803 and $3,677, respectively.

Note 6. Notes Payable

Since 2012, Mr. Smith advanced funds to the Company, which are repayable by the Company with 6.25% annual interest, but for which no promissory note or other agreement was signed at the time.

Prior to January 1, 2015, the Company received funding from Mr. Smith of $1,568,399 and repaid principal of $288,389, resulting in a loan balance of $1,280,010 as of December 31, 2014.

During 2015, Mr. Smith advanced the Company an additional $748,012, and Mr. Smith repaid principal of $104,349 on behalf of the Company, resulting in a loan balance of $1,923,673 as of December 31, 2015.

On November 10, 2016, the Company entered into a promissory note with Mr. Smith to evidence the remaining outstanding amount due and payable to Mr. Smith for these funds that were advanced, together with interest thereon, which totaled $2,013,845. The promissory note carries interest at 6.25% and all amounts due thereunder are due and payable on November 10, 2020.

Interest expense related to these amounts advanced by Mr. Smith totaled $194,801 and $102,087 for the years ended December 31, 2016 and 2015, respectively, all of which was paid-in-full during the years incurred. As of December 31, 2016 and 2015, there was no outstanding interest due on these loans.

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

Note 7. Stockholders' Equity (Deficiency)

The Company has authorized three classes of shares: Class A Common Stock, Class B Common Stock, and Preferred Stock. All three classes carry a $0.001 par value and represent a total of 60,000,000 authorized shares.

Class A Common Stock are reserved for and exclusively issued to the CEO. These shares carry superior voting privileges of 10:1 relative to Class B Common Stock. As of each December 31, 2016 and 2015, the CEO held 1,600,000 Class A shares of 5,000,000 authorized.

Class B Common Stock include all rights and privileges of Class A Common Stock except for the superior voting rights held by Class A Common Stock. As of December 31, 2016, 45,000,000 Class B Shares were authorized and 452,500 were issued and outstanding. As of December 31, 2015, 45,000,000 Class B shares were authorized and 335,000 were issued and outstanding.

Preferred shares carry no voting rights but have distribution preference in the event of liquidation. As of each December 31, 2016 and 2015, 0 of the 10,000,000 authorized preferred shares were issued and outstanding.

Note 8. Income Taxes

For the years ended December 31, 2016 and 2015, the Company did not record an income tax benefit because it has incurred taxable losses and has no history of generating taxable income, and therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Therefore, the Company recorded a full valuation allowance against its deferred tax assets of $2,016,032 and $1,136,617 as of December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, the Company has net operating loss carryforwards of $3,578,294 and $2,988,467, respectively, which will begin to expire in 2031. The Company estimates its deferred tax assets and liabilities using an effective blended tax rate of 38%.

Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to annual limitations due to ownership changes. Such annual limitations could result in the expiration of the Company's net operating loss and tax credit carryforwards before utilized. The Company does not have a reserve for any uncertain tax positions, and management is unaware of any anticipated event in the next 12 months that could change this.

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Note 9. Going Concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has realized recurring net operating losses, which totaled $890,145 and $1,154,127 for the years ended December 31, 2016 and 2015, respectively, has accumulated deficits of $4,698,673 and $3,808,528 as of December 31, 2016 and 2015, respectively, and has current liabilities exceeding current assets by $2,321,826 and $1,763,613 as of December 31, 2016 and 2015, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 10. Subsequent Events

On April 18, 2016 the Company entered into a partnership agreement with a third party. The third party has agreed to assemble the vehicles of the Company for fifty percent of the net profit upon sale of each vehicle to the dealerships established by the Company.

Management has evaluated subsequent events through April 28, 2017, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.